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                   BlackRock Enhanced Global Dividend Trust

                              File No. 811-21729

       Sub-Item No. 77D: Changes in Non-Fundamental Investment Policies

   On March 22, 2017, the Registrant's Board of Trustees (the "Board") approved changes to certain non-fundamental investment policies of the Registrant, which became effective on June 12, 2017.

   Historically, under normal market conditions, the Registrant has been required to invest (i) at least 80% of its total assets in equity securities or indices or sectors of equity securities and (ii) at least 30% of its total assets at the time of investment in the equity securities of non-U.S. issuers. Under the new investment policy, under normal circumstances, the Registrant is required to invest (i) at least 80% of its net assets in dividend-paying equity securities and (ii) at least 40% of its assets outside of the United States, unless market conditions are not deemed favorable by the Registrant's management, in which case the Registrant would invest at least 30% of its assets outside of the United States.

   The Registrant has also historically intended to write covered put and call options with respect to approximately 45% to 65% of its total assets, with the expectation that such percentage would vary from time to time with market conditions. Under the new investment policy, the Registrant intends to write covered put and call options with respect to approximately 30% to 45% of its total assets, although this percentage may vary from time to time with market conditions.

   Finally, the Registrant has historically been permitted to invest in companies of any size market capitalization. Under the new investment policy continues to permit this, the Registrant intends to invest primarily in the securities of large capitalization companies.

   In connection with these changes in certain non-fundamental policies, the Registrant's Board approved a change to the Registrant's name from "BlackRock Global Opportunities Equity Trust" to "BlackRock Enhanced Global Dividend Trust" to reflect the Registrant's new portfolio characteristics, effective June 12, 2017.